Contact

www.linkedin.com/in/bill-evans-8b76a1143 (LinkedIn)
www.diningforcharitiesga.com (Company)
www.diningforcharities.com (Company)

Top Skills

Corporate Events

Event Management

Event Planning

Honors-Awards

Dining for Charities named Best Charitable Hospitality Marketing Strategy Organization for 2023

Dining for Charities Day in Columbus, GA

Dining for Charities Named the NEXT BIG THING

Bill Evans

Founder / President @ Dining for Charities | Marketing, Hospitality
Columbus, Georgia, United States

Summary

I am a media executive with over 50 years of experience in running TV stations, developing TV and digital solutions, and creating innovative marketing strategies for various clients and industries. I have a passion for helping people, local restaurants, and charities through my philanthropic venture, Dining for Charities, which I founded in 2018.

Dining for Charities is a marketing company that provides discounted deals to customers from our partnered services and donates 15% of every sale to local non-profits in our markets. We are currently live in 7 markets, having raised six-figures and counting for local charities. We are also empowering others to launch their own Dining for Charities markets through our Market Manager program, which is a fun and flexible way to franchise our business model. My goal is to grow Dining for Charities to a billion-dollar household name that benefits communities across the nation and beyond.

Experience

Dining for Charities
Founder / President
January 2018 - Present (5 years 10 months)
Columbus, GA

We are a marketing company specializing in restaurants/hospitality and growing their customer base. Dining for Charities provides discounted deals to our customers from our partnered services and we donate 15% of every sale to local non-profits in our local markets.

SagamoreHill Broadcasting, LLC
Director of Sales
July 2018 - Present (5 years 4 months)
Columbus, GA

Specializing in TV & Digital Solutions that drive results for our clients.

Cordillera Communications
7 years 9 months

KSBY TV
April 2014 - September 2017 (3 years 6 months)
San Luis Obispo, California, United States

Director of Sales---loved this station and the people there. Took 9 months to turn this station revenue around.   In 2017 my team did 1.7 Million in Local Direct New Business. Unheard of for a station our size. We had a great team that made me look good!

KRTV - KBZK - KTVH - KTVM
January 2010 - April 2014 (4 years 4 months)
Greater Great Falls, MT Area

Over saw 4 TV station sales departments in Montana for Cordillera Communications. Fantastic group of people to work with. 2011, 2012, 2013 had 3 different salespeople of the year for TV in the State of Montana. Loved every minute!

KGAN CBS 2
Vice President & General Manager
March 2008 - October 2009 (1 year 8 months)
Cedar Rapids, Iowa, United States

This was a complete turn around project. Took about 9 months to get the sales revenue turned around while launching a revamped news operation. Got some great people to come make it all happen.

KPSP-TV
Vice President & General Manager
April 2002 - January 2008 (5 years 10 months)
Palm Springs, California, United States

Built a brand new CBS TV Station in Palm Springs. State of the art 31,000 sq. ft. facility. Had a great team that help build, design, and then execute right out of the gate.   We did 4 1/2 hours of news every day from day one. Put this station on the air in 5 months from buildout, design, to launch. Great experience.

WVLA-TV
Vice President & General Manager
January 2000 - May 2002 (2 years 5 months)
Baton Rouge, Louisiana, United States

9 month turn around and once we got it going we ran. Once we got the right people in place it was a great group of people to work with. We had 4 stations under one roof.

KESQ, News Channel 3; KPSP; KDFX; Telemundo 15
Vice President & General Manager
June 1991 - January 1999 (7 years 8 months)
Palm Springs, California, United States

Took this station over as a lone ABC Affiliate in a run down two story building. Moved the entire facility into a new 21,000 sq. ft. beautifully designed building built of our TV operations. Before I left we had added a FOX station, Telemundo, CW, and an AM/FM radio station---the FM Hispanic station we took from number 7 in the market when we acquired to number 1 in the market beating out legendary stations at the time. Great group of people to work with and we did a lot of great stuff in and for the community.

Education

Don Martin School of Broadcasting
FCC 1st Class License, Radio Broadcasting · (September 1971 - August 1972)